                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                        Northeast Community Bancorp, Inc.
                        ---------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   664112 10 9
                                 (CUSIP Number)

                               Kenneth A. Martinek
                      President and Chief Executive Officer
                        Northeast Community Bancorp, MHC
                               325 Hamilton Avenue
                          White Plains, New York 10601
                                 (914) 684-2500
                     ---------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 5, 2006
                                  ------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.


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CUSIP No. 664112 10 9
          -----------

-------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Northeast Community Bancorp, MHC

              Being Applied For
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /__/

                                                                 (b) /__/
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS
              OO

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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                         /__/

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
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NUMBER OF               7    SOLE VOTING POWER
SHARES                                               7,273,750
BENEFICIALLY            -------------------------------------------------------
OWNED BY                8    SHARED VOTING POWER
EACH REPORTING                                               0
REPORTING               -------------------------------------------------------
PERSON                  9    SOLE DISPOSITIVE POWER
WITH                                                 7,273,750
                        -------------------------------------------------------
                        10   SHARED DISPOSTIVIE POWER
                                                             0
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  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              7,273,750
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  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES  /__/
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  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
              55.0%
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  14      TYPE OF REPORTING PERSON
              HC, CO

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Item 1.  Security and Issuer.

     This Schedule 13D relates to the shares of common stock, par value $0.01 per share, of Northeast Community Bancorp, Inc. (the "Issuer" or the "Company"), a federally chartered corporation. The principal executive office of the Issuer is located at 325 Hamilton Avenue, White Plains, New York 10601.

Item 2.  Identity and Background.

     This Schedule 13D is being filed by Northeast Community Bancorp, MHC (the "MHC"), a federally chartered mutual holding company. The MHC's principal business is to hold a majority of the Issuer's outstanding shares of common stock. The principal office of the MHC is located at 325 Hamilton Avenue, White Plains, New York 10601. During the past five years, the MHC has not been convicted in a criminal proceeding nor has the MHC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Attached as Schedule I hereto and incorporated herein by reference is a list containing certain information with respect to each director and executive officer of the MHC (the "Insiders"). To the MHC's knowledge, each Insider is a United States citizen, and no Insider has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On July 5, 2006, Northeast Community Bank (the "Bank") reorganized from the mutual to mutual holding company structure in accordance with the Bank's Plan of Reorganization and Stock Issuance (the "Plan"). Pursuant to the Plan, the Bank converted to stock form and the Issuer and the MHC were established. In connection with the reorganization, the Issuer issued a total of 13,225,000 shares of common stock of which 7,273,750 shares were issued to the MHC in exchange for the MHC's ownership of 100% of the Bank's common stock. On July 5, 2006, the Insiders also purchased shares of common stock from the Issuer. All purchases by Insiders were from personal funds.

Item 4.  Purpose of Transaction.

     The primary purpose of the reorganization of the Bank from the mutual form to the mutual holding company form of organization was to establish a structure that will result in the raising of additional capital to support future lending and operational growth and may also support possible future branching activities or acquisitions. The stock offering will also enable the employees and officers of the Bank to obtain an equity ownership interest in the Bank.

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Because the Issuer only sold a minority of the common stock to the public, the
Bank's mutual form of ownership and its ability to remain an independent savings bank and to provide community-oriented financial services will be preserved.

     Although the MHC and the Insiders intend to exercise their rights as stockholders, neither the MHC nor any Insider currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

     In the future, the MHC and/or the Insiders may determine to purchase additional shares of the Issuer's common stock (or other securities of the Issuer) or to sell shares of the Issuer's common stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.  Interest in Securities of the Issuer.

     (a) - (b) The MHC beneficially owns (with sole voting and dispositive power) 7,273,750 shares of the Issuer's common stock or 55.0% of the outstanding shares. The following table provides information about the shares of common stock that may be considered to be owned by each Insider as of July 5, 2006. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

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                                                                 Percent of
                                                 Number of         Common
                                                   Shares          Stock
       Name                                        Owned         Outstanding
                                                ------------    -------------

       Diane B. Cavanaugh                            500              *
       Arthur M. Levine                            1,076              *
       Charles A. Martinek                         5,000              *
       Kenneth A. Martinek                        25,000              *
       Linda M. Swan                                 653              *
       Salvatore Randazzo                          2,000              *
       Harry (Jeff) A.S. Read                        261              *
       Kenneth H. Thomas                           1,010(1)           *
      ---------------------------------------------
      * Represents less than 1%.
      (1)  Includes 370 shares held by Mr. Thomas' spouse.

      (c) Other than the acquisition of such shares by the MHC and the Insiders on July 5, 2006, neither the MHC nor any Insider has effected any transaction relating to the Issuer's common stock within the past 60 days.

      (d) No person other than the MHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the MHC as described in Item 5(a)-(b) above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7.  Material to be Filed as Exhibits.

     Not applicable.

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                                   SIGNATURE
                                   ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    NORTHEAST COMMUNITY BANCORP, MHC


Date: July 12, 2006                By:  /s/ Kenneth A. Martinek
                                         --------------------------------
                                         Kenneth A. Martinek
                                         President and Chief Executive Officer

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                                   Schedule I

      Directors and Executive Officers of Northeast Community Bancorp, MHC
      --------------------------------------------------------------------

     The name, business address and present principal occupation of each director, executive officer and controlling person of Northeast Community Bancorp, MHC are set forth below.

Name                   Business Address        Principal Occupation
----                   ----------------        --------------------

Kenneth A. Martinek    325 Hamilton Avenue     Director, President and Chief
                       White Plains, NY 10601  Executive Officer of Northeast
                                               Community Bank, Northeast
                                               Community Bancorp, Inc. and
                                               Northeast Community Bancorp, MHC

Salvatore Randazzo     325 Hamilton Avenue     Director, Executive Vice
                       White Plains, NY 10601  President and Treasurer of
                                               Northeast Community Bank,
                                               Northeast Community Bancorp,
                                               Inc. and Northeast  Community
                                               Bancorp, MHC

Arthur M. Levine       325 Hamilton Avenue     Director of Northeast Community
                       White Plains, NY 10601  Bank, Northeast Community
                                               Bancorp, Inc., and Northeast
                                               Community Bancorp, MHC;
                                               Certified Public Accountant and
                                               Managing Partner of the
                                               accounting  firm A.L. Wellen &
                                               Co.

Harry (Jeff) A.S. Read 325 Hamilton Avenue     Director of Northeast Community
                       White Plains, NY 10601  Bank, Northeast Community
                                               Bancorp, Inc., and Northeast
                                               Community  Bancorp,  MHC;
                                               Register Investment Advisor of
                                               Geneos Wealth Management, Inc.

Linda M. Swan          325 Hamilton Avenue     Director of Northeast Community
                       White Plains, NY 10601  Bank, Northeast Community
                                               Bancorp, Inc., and Northeast
                                               Community Bancorp, MHC; retired.

Diane B. Cavanaugh     325 Hamilton Avenue     Director of Northeast Community
                       White Plains, NY 10601  Bank, Northeast Community
                                               Bancorp, Inc., and Northeast
                                               Community Bancorp, MHC;
                                               Attorney.

Charles A. Martinek    325 Hamilton Avenue     Director of Northeast Community
                       White Plains, NY 10601  Bank, Northeast Community
                                               Bancorp, Inc., and Northeast
                                               Community Bancorp, MHC;
                                               Commercial Loan Officer of
                                               Northeast Community Bank

Kenneth H. Thomas      325 Hamilton Avenue     Director of Northeast Community
                       White Plains, NY 10601  Bank, Northeast Community
                                               Bancorp, Inc., and Northeast
                                               Community Bancorp, MHC; President
                                               of K.H. Thomas Associates